JONES & HALEY, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES

www.corplaw.net

Telephone 770-804-0500

Email: jones@corplaw.net

Facsimile  770-804-0509

February 28, 2018

Russell Mancuso, Branch Chief

Office of Electronics and Machinery

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn:  Tom Jones

Re:

BioForce Nanosciences Holdings, Inc.

Registration Statement on Form 10 filed December 19, 2017 and Amendment No. 1 filed January 26, 2018

[File No. 000-51074]

[J&H File No. 3882.00]

Dear Mr. Mancuso:

This firm represents BioForce Nanosciences Holdings, Inc. (“BioForce” or the “Company” or the “Registrant”), which filed its Registration Statement on Form 10 on December 19, 2017.  Subsequently, on January 26, 2018, the Registrant filed Amendment No. 1 to the Registration Statement on Form 10.  Your office recently provided comments to the amended filing by your letter dated February 13, 2018 (“Comment Letter”).  At this time, we are submitting, on behalf of BioForce, this letter in response to your Comment Letter and we are providing responses keyed to the paragraphs in the Comment Letter.

Accordingly, our responses to your Comment Letter are as follows:

Business, page 3

1.

Sorry for the confusion, as previously stated the Company changed its focus to the food business in 2013 and ultimately opted to enter into the business of producing and marketing vitamins and nutrient supplements.  Later, at the time of 2017 press release, the Company was looking at acquisitions in various businesses and was performing due diligence on those potential acquisitions.  At that time, the Company was already in the vitamins and nutrient supplement business.

2.

We have revised our disclosure regarding high standards on page 4 to clarify the nature of the quality and presentation standards previously discussed.  An online review of products similar to BioForce Eclipse reveals the following:

C4 Product $39.99	Shock Therapy $31.99	Animal Pak $30.95	All Day $37.95

By comparison a container of BioForce Eclipse sells for $22.50. I think this is objective proof that the Company’s claims of being less expensive have a factual basis.  We will eliminate the use of the word “more efficient”, because there is no objective way to make a comparison of the products in that manner.

United States Securities and Exchange Commission

February 27, 2018

3.

The Company does not market the product as providing any medical benefits, so no disclosure regarding medical benefits is necessary and in fact might be misleading.

Risk Factors, page 5

4.

The state law election contained in the Company’s bylaws could create certain risks, and those risks have now been explained in a new risk factor contained on page 10.

5.

A new risk factor discussing the implication of the Company’s shell status has been added on page 14.

Management’s Discussion and Analysis, page 15

6.

The gross margins changed between 2015 and 2016 because of increases of net sales of units sold of the BioForce Eclipse product from 330 units in 2015 to 375 units in 2016, and this explanation has been added to the discussion under Management’s Discussion and Analysis.  The gross profit for the year ended December 31, 2016 was $2,250.00 as compared to gross profit for $795.00 for the year ended December 31, 2015.  An increase in gross profit for the period ended December 31, 2016 compared to year ended December 31, 2015 was due to an increase in unit sales during 2016.

Directors and Executive Officers, page 17

7.

Merle Ferguson became Chairman of the Board on July 8, 2013.  Subsequently, on December 1, 2016 he became CEO and President of the Company and still remained Chairman.

Biography, page 17

8.

The only business discussed in the biography that does not provide periodic reports is Yes International.  The Company is an Edgar filing service and public relations company formed by Mr. Kaiser in July, 1991.  The company has four employees and revenue of approximately $100,000 a year.  The Element Global, Inc. acquisition of Element Mining Group is still pending.

9.

In 2004, Mr. Ferguson and Ms. Donohue won a suit against the then management of the Company, which was named Composite Holdings, Inc. at that time.  Mr. Ferguson and Ms. Donohue became officers and directors of the Company again in 2004 to 2014.  From 2004 to 2014, Mr. Ferguson was Chairman of the Board and he became President and CEO in 2014.  Since 2010, Mr. Ferguson has been an officer and director of Predictive Technology Group, Inc., formerly known as Aussie Soles Group, Inc. The 2001 reference was a typo.

United States Securities and Exchange Commission

February 27, 2018

10.

The executive compensation has been updated for the Company’s most recently completed fiscal year.

11.

Mr. Kaiser does not have a written employment agreement with the Company, so it is not possible to file such an agreement as an exhibit.  This is an oral agreement.

Certain Relationships and Related Transactions, page 19

12.

After discussing these issues with our accountant, we believe the disclosure in the statement of cash flows relating to common stock issued to pay off advances of related parties was incorrect disclosure and it has been removed.  The original idea was that Mr. Ferguson’s stock issued in 2014 should be amortized over time.  On further consideration, we believe that treatment was incorrect and it has been removed.  The issuance of shares to management has been set forth in the foot notes under the heading Item 6 Executive Compensation.

Shares Eligible for Future Sale, page 21

13.

All the information referenced in your Comment no. 13 is based on information provided to management by the transfer agent.

We trust the comments contained herein are responsive to the issues raised in the Comment Letter.  We are simultaneously filing a revised Form 10, and we are filing as correspondence a copy of this response to your Comment Letter, as well as a redline copy of the Form 10, which has been marked to show changes from the previous filing.

If you have any questions on these responses, or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C.,

For the Firm

By: /s/Richard W. Jones

       Richard W. Jones

RWJ:bas

cc:  Richard Kaiser